

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2010

Mail Stop 4631

Via U.S. mail

Wayne Rodrigue
Chairman and Chief Executive Officer
Exousia Advanced Materials, Inc.
16533 Shady Lane
Channelview, TX 77530

Re: **Exousia Advanced Materials, Inc.**
Preliminary Proxy Statement on Schedule 14A Amendment No.1
Filed on: February 16, 2010
File No.: 000-51381

Dear Mr. Rodrigue:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response and revised disclosure in response to comment one of our letter dated February 11, 2010. Please provide us supplementally with a legal analysis of the basis upon which you concluded that the merger agreement with Evergreen and the issuance of Series A Preferred Stock to the Evergreen shareholders was not subject to approval by the company's shareholders. Please ensure that in your analysis you discuss the applicable provisions of your articles of incorporation and the Texas Business Organization Code with respect to the approval of the merger transaction and the issuance of Series A Preferred Stock.

Reasons for the Amendment, page 5

2. Section 4(a) of the Certification of Designation and Preferences of Series A

Convertible Preferred Stock (Exhibit 3.1 to Form 8-K filed on January 13, 2010) provides that when the company's articles of incorporation are amended to provide for sufficient additional shares of authorized common stock, each share of Series A Preferred Stock which is then outstanding "shall be automatically converted into fully paid and nonassessable shares" of common stock. We further note that out of 250 million shares subject to the share increase, over 204 million shares will be used for the conversion of Series A Preferred Stock. As such, it appears that the increase in the number of authorized shares of common stock is substantially related to the change in control transaction. In accordance with Item 11(e) of Schedule 14A, in your next amendment please include or incorporate by reference information required by Item 13(a) of Schedule 14A. To the extent that you do not comply with the terms of Rule 8-08(b) of Regulation S-X, please ensure that you include updated financial statements.

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As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: F. Kyle Longhofer, Esq. (via facsimile @ 713-785-2091)